UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ______________ to ____________

                         Commission file number 1-12079

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
                            (Full title of the plan)

                               CALPINE CORPORATION

                           50 WEST SAN FERNANDO STREET
                           SAN JOSE, CALIFORNIA 95113
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

Financial Statements
--------------------

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

Notes to Financial Statements

Other
-----

Schedule G - Part III - Schedule of Nonexempt Transactions for the Year Ended December 31, 2001


Schedule H - Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2001

Exhibit 23.1 - Independent Auditors' Consent

Exhibit 23.2 - Copy of Prior Year Opinion of Arthur Andersen LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   Calpine Corporation Retirement Savings Plan
                        (EIN 77-0212977 PLAN NUMBER 002)


Date:  June 27, 2002                By:    /s/ Peter Cartwright
                                           -------------------------------------
                                           Peter Cartwright
                                           Chairman of the Board of Directors of
                                           Calpine Corporation

CALPINE CORPORATION
RETIREMENT SAVINGS PLAN
(EIN 77-0212977 PLAN NUMBER 002)

Financial Statements as of December 31, 2001 and 2000 and for the Year Ended December 31, 2001 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Advisory Committee of the
   Calpine Corporation Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Calpine Corporation Retirement Savings Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors, whose report dated June 25, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2001 and schedule of assets (held at end of year) as of December 31, 2001 are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

San Jose, California
June 12, 2002

CALPINE CORPORATION RETIREMENT SAVINGS PLAN
(EIN 77-0212977 PLAN NUMBER 002)

TABLE OF CONTENTS

                                                                            Page
Statements of Net Assets Available for Benefits as of
December 31, 2001 and 2000................................................    1

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2001......................................    2

Notes to Financial Statements.............................................   3-5

Schedule G - Part III - Schedule of Nonexempt Transactions
for the Year Ended December 31, 2001......................................    6

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2001...................................................    7

Exhibit 23.1 - Independent Auditors' Consent..............................    8

Exhibit 23.2 - Copy of Prior Year Opinion of Arthur Andersen LLP..........    9

                  CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                       2001             2000
                                                  -------------    -------------
Assets:
   Investments, at fair value..................   $  69,663,633    $  82,255,772
   Accrued income..............................              --          447,725
                                                  -------------    -------------
      Net assets available for benefits........   $  69,663,633    $  82,703,497
                                                  =============    =============

    The accompanying notes are an integral part of the financial statements.

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

Changes in net assets available for benefits attributed to:
   Investment income (loss):
     Net depreciation in fair value of investments..........     $  (47,958,193)
     Interest and dividends.................................          1,053,318
                                                                 --------------
       Total investment loss................................        (46,904,875)
   Contributions:
     Participant............................................         14,438,295
     Employer...............................................          6,709,739
     Rollovers..............................................         13,726,107
                                                                 --------------
       Total contributions..................................         34,874,141
   Benefits paid and expenses:
     Benefits paid to participants..........................         (2,349,382)
     Administrative expenses................................           (103,399)
                                                                 --------------
       Total benefits paid and expenses.....................         (2,452,781)
                                                                 --------------
Net decrease before transfers in............................        (14,483,515)
Net assets transferred from other qualified plans...........          1,443,651
                                                                 --------------
Net decrease................................................        (13,039,864)
Net assets available for benefits:
   Beginning of year........................................         82,703,497
                                                                 --------------
   End of year..............................................     $   69,663,633
                                                                 ==============

    The accompanying notes are an integral part of the financial statements.

CALPINE CORPORATION RETIREMENT SAVINGS PLAN
(EIN 77-0212977 PLAN NUMBER 002)


NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

     The following describes the major provisions of the Calpine Corporation Retirement Savings Plan (the Plan) and provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

     General - Calpine Corporation (the Company) established the Plan effective January 1, 1987 to supplement employees' retirement income. All active, full-time employees, with the exception of collective bargaining employees, are eligible to participate in the Plan the first month following the employee's hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is directly monitored by the Advisory Committee appointed by the Board of Directors. Fidelity Management Trust Company is the plan trustee. Arnerich Massena & Associates are the investment advisors to the Plan.

     During the year 2001, the Company acquired seven companies, upon which assets amounting to $1,443,651 were transferred into the Plan from the qualified benefit plans of these companies.

     Participant and Company Contributions - The Company makes nondiscretionary monthly contributions to the Plan equal to 3 percent of a participant's annual compensation over 26 bi-weekly contributions, subject to certain limitations, and may also make discretionary profit-sharing contributions each plan year. The Plan also permits participant pre-tax contributions. Employees may make after-tax contributions of up to 10 percent of their salaries, as specified in the Plan.

     In addition to the nondiscretionary contributions, during the year ended December 31, 2001, the Company contributed $137,350, representing earnings on delayed remittance of participant contributions to the Plan in the previous year.

     Participant Accounts - Each participant has the right to direct the investment of his/her account balance and contributions to various funds, all of which are managed by Fidelity Investments. The funds are provided to allow participants a choice as to investment elections. Participants may change the allocation of their contributions on a daily basis. In addition, participants may borrow from their accounts in accordance with the Plan's provisions.

     Vesting - Participants are always fully vested in their account balances. Generally, distributions are made only when a participant terminates employment or for reasons of retirement, death or disability. However, withdrawals may be made in the event of certain other conditions, such as financial hardship, as specified in the Plan.

     Participant Loans - Participants are allowed to have one loan outstanding at any one time. Loans are limited to the lesser of $50,000 or one-half of the participant's balance and are secured by his/her account balance. Loans must be for a minimum of $1,000. Participants can obtain loans with a term of ten years if the loans are used for the purpose of acquiring their principal residences. The term of all other loans shall not extend beyond five years. Interest rates on the loans outstanding at December 31, 2001 range from 7.74 percent to 8.50 percent.

     Payments of Benefits - Upon termination of employment, participants may receive a lump-sum payment of their account balances, subject to the vesting provisions described above. Additional optional payment forms, including a qualified joint and survivor annuity, are available at the election of the participant.

     Administrative Expenses - Investment management fees, trustee fees, agent fees and brokerage commissions are paid by the Plan and allocated to the individual participant accounts. Other outside professional and administrative services are paid or provided by the Company.

     Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     Calpine Corporation common stock, a publicly traded security, is valued at fair value based upon the last reported sales price on the last business day of the plan year.

     Mutual fund investments are reported at fair value based on the net asset value of each mutual fund.

     Participant loans are stated at book value, which approximates fair value.

     Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

     Benefits - Benefits are recorded when paid.

     Derivative Instruments - Effective January 1, 2001, the Plan has adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement does not have a material impact on the Plan. As of December 31, 2001 and during the year then ended, the Plan did not have any derivative instruments.

3.   INVESTMENTS

     The following individual investments held by the Plan represented greater than 5% of the ending net assets available for benefits:

                                                      December 31,
                                         --------------------------------------
                                             2001        %        2000        %
                                         -----------    --    -----------    --
Calpine Corporation common stock.......  $25,904,619    37    $53,014,229    64
Fidelity Magellan Fund.................    9,752,953    14      8,735,751    11
Fidelity Aggressive Growth Fund........    5,416,435     8      6,501,123     8
Fidelity Balanced Fund.................    5,425,473     8      3,123,981
Fidelity Equity Income II Fund.........    3,795,929     5      2,622,160
Fidelity Retirement Money Market Fund..   11,124,639    16      3,486,431

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $47,958,193 as follows:

Mutual funds...................................................  $   (5,554,180)
Calpine Corporation common stock...............................     (42,404,013)
                                                                 --------------
                                                                 $  (47,958,193)
                                                                 ==============

     Subsequent to December 31, 2001, the market value of Calpine Corporation common stock continued to deteriorate. As of June 12, 2002, the market value had declined approximately 54% from December 31, 2001.

4.   PARTY-IN-INTEREST TRANSACTIONS

     The trustee is a party-in-interest according to Section 3(14) of ERISA. The trustee serves as Plan fiduciary, investment manager and custodian to the Plan. As defined by ERISA, any person or organization that provides these services to the Plan is a party-in-interest. In 2001, fees paid to the trustee were $103,399.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated September 23, 1995, that the Plan and its related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

                               * * * * *

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
           SCHEDULE G - Part III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                              (c)                                           (g)
                          (b)            Description of                                   Expenses                 (i)
                      Relationship        Transactions                                    Incurred               Current
                        to Plan,       Including Maturity                                    in                  Value of       (j)
         (a)          Employer, or   Date, Rate of Interest,    (d)       (e)     (f)    Connection     (h)      Asset on       Net
  Identity of Party   Other Party-     Collateral, Par or     Purchase  Selling  Lease      with      Cost of   Transaction  Gain or
      Involved        in-Interest        Maturity Value        Price     Price   Rental  Transaction   Asset       Date       (Loss)
--------------------  ------------  ------------------------  --------  -------  ------  -----------  --------  -----------  -------
*Calpine Corporation    Employer      Earnings on delayed        NA        NA      NA        NA       $137,350      NA          NA
                                      remittance of
                                      participant
                                      contributions in the
                                      previous year

* Represents a party-in-interest

                   CALPINE CORPORATION RETIREMENT SAVINGS PLAN
                        (EIN 77-0212977 PLAN NUMBER 002)
         SCHEDULE H - LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001

(a)                    (b)                                                   (c)                            (d)              (e)
           Identity of Issue, Borrower,
             Lessor or Similar Party                              Description of Investment                 Cost       Current Value
           ----------------------------                           -------------------------                 ----       -------------
 *  Calpine Corporation common stock                     1,542,860 shares of unitized stock fund             NA         $25,904,619
 *  Fidelity Magellan Fund                               93,580 shares of mutual fund investments            NA           9,752,953
 *  Fidelity Aggressive Growth Fund                      284,776 shares of mutual fund investments           NA           5,416,435
 *  Fidelity Balanced Fund                               364,126 shares of mutual fund investments           NA           5,425,473
 *  Fidelity Overseas Fund                               79,950 shares of mutual fund investments            NA           2,192,221
 *  Fidelity Equity Income II Fund                       180,501 shares of mutual fund investments           NA           3,795,929
 *  Fidelity Retirement Money Market Fund                11,124,639 shares of mutual fund investments        NA          11,124,639
 *  Fidelity Intermediate Bond Fund                      222,452 shares of mutual fund investments           NA           2,295,706
    Morgan Stanley Institutional Fund                    11,841 shares of mutual fund investments            NA             203,546
    Brown Capital Management Small Company Fund          10,552 shares of mutual fund investments            NA             371,117
    Sterling Capital Small Cap Value Fund                24,952 shares of mutual fund investments            NA             371,781
 *  Spartan US Equity Index                              9,178 shares of mutual fund investments             NA             372,996
 *  194 Participant loans                                Interest rates, 7.74% to 8.50%                      NA           1,849,227
 *  Fidelity                                             Interest-bearing cash                               NA             460,023
 *  Fidelity                                             Noninterest-bearing cash                            NA             126,968
                                                                                                                        -----------
                                                              Total                                                     $69,663,633
                                                                                                                        ===========
 *  Represents a party-in-interest

EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-34002 of Calpine Corporation on Form S-8 of our report dated June 12, 2002 appearing in this Annual Report on Form 11-K of Calpine Corporation Retirement Savings Plan for the year ended December 31, 2001.


DELOITTE & TOUCHE LLP

San Jose, California
June 24, 2002

EXHIBIT 23.2

This is a copy of a report previously issued by Arthur Andersen LLP. The report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report on Form 11-K.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Advisory Committee of the
Calpine Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Calpine Corporation Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions for the year ended December 31, 2000 and assets (held at end of year) as of December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Jose, California,
June 25, 2001